SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                 FORM 10-SB
                              AMENDED PART F/S

                      GENERAL FORM FOR REGISTRATION OF
                    SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                            SENTRY BUILDERS CORP.
                (Name of Small Business Issuer in its Charter)

                                  0-30974
                           Commission File Number

         Delaware                                        11-2159633
(State or other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                       Identification No.)

      38 Hartman Hill Road                                   11743
      Huntington, New York                                 (Zip Code)
(Address of principal executive offices)

              Registrant's telephone number: (631)367-7450

                    --------------------------------
Securities to be registered under Section 12(b) of the Act:
                                 None

Securities to be registered under Section 12(g) of the Act:
                  Common Stock, par value $0.01




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PART F/S

This section of Form 10-SB as filed November 1, 2000, is hereby amended to include audited financial statement for fiscal year ended July 31, 1001 (pages F-1 through F-5 attached).





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                                  SIGNATURES

	In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


							SENTRY BUILDERS CORP.

Dated:  December 12, 2001                       By: /s/ Richard Melius
                                                ----------------------
                                                        Richard Melius
                                                        President and CEO



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                            Sentry Builders Corp.
                              FYE July 31, 2000



                             TABLE OF CONTENTS




Accountant's Report                                          F-1


FINANCIAL STATEMENTS

Balance Sheet - Assets                                       F-2

Balance Sheet - Liabilities and Stockholders' Equity         F-3

Statement of Income                                          F-4

Notes to Financial Statements                                F-5






                                       i




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F.X. DUFFY & CO.                            4265 KELLY DRIVE
CERTIFIED PUBLIC                            PHILADELPHIA, PA  19129-1722
ACCOUNTANT                                  Tel: 215-438-8400 Fax 215-438-9630


                        INDEPENDENT AUDITOR'S REPORT



Board of Directors
Sentry Builders, Corp.
38 Hartman Hills Road
Huntingdon, NY 11743

We have audited the accompanying balance sheet of Sentry Builders, Corp. as of July 31, 2000 and the accompanying statements of income for the twelve months then ended at our offices in Philadelphia, Pennsylvania. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards and Government Auditing Standards, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentry Builders, Corp. as of July 31, 2000 and the results of its operations and its cash flows and its (analysis of net worth/changes in stockholders' equity) for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  __________________
                                                  F. X. Duffy & Co.


July 23, 2001

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                            SENTRY BUILDERS, CORP.

                                 BALANCE SHEET

                             AS OF JULY 31, 2000


                                   ASSETS



CURRENT ASSETS:


TOTAL CURRENT ASSETS                                     $          0


TOTAL ASSETS                                             $          0
                                                         ============







The accompanying notes are an integral part of the financial statements.

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                            SENTRY BUILDERS, CORP.

                                BALANCE SHEET

                             AS OF JULY 31, 2000




                    LIABILITIES AND STOCKHOLDERS' EQUITY





TOTAL LIABILITIES                                         $         0


STOCKHOLDERS' EQUITY:

Common Stock (Par Value $.01)             2,000
Additional Paid in Capital              113,720
Retained Earnings                      (115,720)
                                       ---------

TOTAL STOCKHOLDERS' EQUITY                                          0
                                                          -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $         0
                                                          ===========





The accompanying notes are an integral part of the financial statements.

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                            SENTRY BUILDERS, CORP.

                             STATEMENT OF INCOME

                  FOR THE TWELVE MONTHS ENDED JULY 31, 2000






SALES                                                      $         0


TOTAL COST OF GOODS SOLD                                             0


OPERATING EXPENSES:

Legal and Accounting                      1,305
Franchise Fee                                50
                                          -----

TOTAL OPERATING EXPENSES                                         1,355
                                                                -------

NET LOSS                                                    $   (1,355)
                                                                =======







The accompanying notes are an integral part of the financial statements.

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                           SENTRY BUILDERS, CORP.

                       NOTES TO FINANCIAL STATEMENT

               FOR THE TWELVE MONTHS ENDED JULY 31, 2000


1.  NATURE OF BUSINESS

    Sentry Builders, Corp. (The "Company") is currently an inactive corporation. A related company using the same name was incorporated in 1961 under the laws of the State of New York. In 1971 the Company was incorporated in the State of Delaware, obtaining a Delaware charter, and began public trading of its stock. The Company operated in full capacity until 1979. In 1979 because of negative economic conditions, all business operations and public trading of stock ceased and the Company has remained inactive since that time. The Company is authorized by its articles of incorporation to issue 1,000,000 shares par value of $0.01 of common stock. 256,000 shares are presently issued and outstanding.

2.  AMENDMENT TO THE ARTICLES OF INCORPORATION

    The Company is presently amending its articles of incorporation to authorize the issuance of an additional 19,000,000 shares of stock.

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